(d)(2)(L)(ii)

June 10, 2019

Shannon McVeigh, CIMA®

Vice President, Insurance & Subadvisory

Financial Institutions Group

Franklin Templeton Investments

280 Park Avenue, 6th Floor

New York, NY 10017

Dear Ms. McVeigh:

On Friday, November 16, 2018, the Board of Trustees (the “Board”) of Voya Investors Trust approved the merger of VY® Templeton Global Growth Portfolio (the “Portfolio”) with and into Voya Global Equity Portfolio, a series of Voya Variable Portfolios, Inc. (the “Merger”).  This letter is to inform you that the Portfolio Management Agreement, dated May 1, 2017, among VIT, Voya Investments, LLC, and Templeton Global Advisors Limited (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective on or about the close of business on August 9, 2019 (subject to shareholder approval of the Merger).

Pursuant to Section 16, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Sincerely,

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Investors Trust